UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
JAVELIN PHARMACEUTICALS, INC.
(Name of Subject Company)
JAVELIN PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
471894105
(CUSIP Number of Class of Securities)
Martin J. Driscoll
Chief Executive Officer
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Paul M. Kinsella, Esq.
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-(a)(25)

Purpose of the Amendment
     This Amendment No. 8 (“Amendment No. 8”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on April 22, 2010 and as amended by Amendment No. 1 filed with the SEC on May 11, 2010, Amendment No. 2 filed with the SEC on May 19, 2010, Amendment No. 3 filed with the SEC on May 24, 2010, Amendment No. 4 filed with the SEC on June 3, 2010, Amendment No. 5 filed with the SEC on June 7, 2010, Amendment No. 6 filed with the SEC on June 11, 2010, and Amendment No. 7 filed with the SEC on June 17, 2010 (the “Schedule 14D-9”) by Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Javelin”). The Schedule 14D-9 and this Amendment No. 8 relate to the tender offer by Discus Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (“Hospira”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Hospira and Offeror with the SEC on April 21, 2010. The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 17, 2010, by and among Hospira, Offeror and the Company, pursuant to which, following the satisfaction or waiver of certain conditions and the consummation of the Merger, Offeror will be merged with and into the Company and the Company, as the surviving corporation, will be a wholly-owned subsidiary of Hospira.
     Capitalized terms used, but not otherwise defined, in this Amendment No. 8 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 8, except that such information is hereby amended to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding Item 8(p) as follows:
“(p) Expiration of Offering Period; Completion of Offer.
     On July 1, 2010, Javelin and Hospira each issued a press release announcing the successful completion of the Offer. According to Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the offering period at 12:00 midnight, New York City time, at the end of Wednesday, June 30, 2010, a total of 51,346,299 Shares were validly tendered to Offeror and not withdrawn, representing approximately 79.16% of the Shares outstanding. Offeror has accepted for payment all Shares that were validly tendered during the offering period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.
     In accordance with the Merger Agreement, Offeror intends to exercise its “top-up” option to increase its share ownership percentage of Javelin shares through the purchase from Javelin of newly issued shares of Javelin common stock at the same $2.20 per share paid in the Offer in order to allow Hospira to effect a short-form merger under Delaware law.
     Hospira has indicated that it intends to promptly complete the acquisition of Javelin through a short-form merger under Delaware law, without the need for a Javelin shareholder vote or meeting, as soon as practicable, with the completion of the Merger anticipated to occur on or about July 2, 2010. As a result of the Merger, any remaining outstanding Shares (other than (1) Shares owned by Hospira, Offeror or Javelin or any direct or indirect wholly owned subsidiary of Hospira or Javelin, including all Shares held by Javelin as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to Section 262 of the DGCL) will be converted into the right to receive the offer price of $2.20 in cash paid in the Offer, without interest and less any required withholding taxes. Upon completion of the Merger, Javelin will be a wholly owned subsidiary of Hospira, Javelin’s shares will cease to be traded on the NYSE Amex and Javelin will no longer be required to file certain information and periodic reports with the SEC.
     The full text of the press releases issued by Javelin and Hospira are attached hereto as Exhibit (a)(25) and Exhibit (a)(26) respectively, and are incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(25)	Press Release issued by Javelin Pharmaceuticals, Inc. on July 1, 2010.

(a)(26)	Press Release issued by Hospira, Inc. on July 1, 2010 (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 8 to the Schedule TO).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2010	JAVELIN PHARMACEUTICALS, INC.
	By:	/s/ Martin J. Driscoll
Martin J. Driscoll
Chief Executive Officer